Filed Pursuant to Rule 433

Registration Statement No. 333-180289

Digital Return Notes Linked to CMS30
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$1,000 per unit
Term	Approximately three years
Market Measure	30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”)
Payout Profile at Maturity

•   If the Market Measure is greater than or equal to its level on the pricing date plus 1.52%, the Upper Redemption Amount

•   If the Market Measure is less than its level on the pricing date, the Minimum Redemption Amount

•   In all other cases, payment at maturity will be the principal amount

Upper Redemption Amount	[$1,150 - $1,200] per unit, a [15% - 20%] return over the principal amount, to be determined on the pricing date
Minimum Redemption Amount	$800 per unit, which is 20% less than the principal amount
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to risk 20% of their principal if the Market Measure declines from its initial level, and are willing forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/83246/000114420414003676/v366130_fwp.pdf
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return, if any, is limited to the return represented by the Upper Redemption Amount, no matter how much the Market Measure may increase.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.